UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

Interim Condensed Consolidated Financial Statements Linx S.A. As of and for the six-months ended June 30, 2019

Contents

Interim consolidated statements of financial position	1
Interim consolidated statements of profit or loss	3
Interim consolidated statements of other comprehensive income	4
Interim consolidated statements of changes in equity	5
Interim consolidated statements of cash flows	6
Notes to interim condensed consolidated financial statements	7

Linx S.A.

Interim consolidated statement of financial position
As of June 30, 2019 and December 31, 2018
(In thousands of Brazilian reais)

	June 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents (Note 6)	833,654	49,850
Financial assets (Note 7)	291,758	413,374
Trade accounts receivable (Note 8)	208,796	167,102
Recoverable taxes (Note 9)	30,680	35,094
Other receivables (Note 11)	38,639	43,407
Total current assets	1,403,527	708,827

Non-current assets
Trade accounts receivable (Note 8)	3,064	3,280
Deferred taxes (Note 18)	8,090	4,449
Other receivables (Note 11)	9,888	7,213
Property, plant and equipment, net (Note 12)	78,246	74,273
Intangible assets, net (Note 13)	1,122,557	849,634
Total non-current assets	1,221,845	938,849

Total assets	2,625,372	1,647,676

See the accompanying notes to interim financial statements.

Linx S.A.

Interim consolidated statement of financial position
As of June 30, 2019 and December 31, 2018
(In thousands of Brazilian reais)

	June 30, 2019	December 31, 2018
Liabilities and shareholders' equity
Current liabilities
Suppliers	14,660	13,623
Loans and financing (Note 14)	53,640	40,720
Labor obligations (Note 15)	64,876	43,801
Taxes payable	9,755	13,455
Income tax and social contribution	1,719	1,206
Payables for the acquisition of businesses (Note 16)	50,793	57,099
Deferred revenue (Note 17)	37,270	40,053
Dividends payable	-	2,764
Other liabilities	24,884	7,979
Total current liabilities	257,597	220,700

Non-current liabilities
Loans and financing (Note 14)	279,492	209,261
Labor obligations (Note 15)	2,206	-
Payables for the acquisition of businesses (Note 16)	91,209	55,388
Deferred taxes (Note 18)	81,516	72,635
Deferred revenue (Note 17)	11,579	19,195
Provision for contingencies (Note 20)	23,042	10,960
Other liabilities	3,407	2,328
Total non-current liabilities	492,451	369,767

Shareholders' equity
Capital (Note 19)	645,447	488,467
Capital reserves (Note 19)	1,023,558	369,879
Profit reserves (Note 19)	180,428	179,457
Net income for the semester	29,648	-
Additional dividends proposed (Note 19)	-	22,236
Other comprehensive income (loss)	(3,757)	(2,830)
	1,875,324	1,057,209

Total liabilities and shareholders' equity	2,625,372	1,647,676

See the accompanying notes to interim financial statements.

Linx S.A.

Interim consolidated statement of profit or loss
Three months and six months periods ended June 30, 2019 and 2018
(In thousands of Brazilian reais)

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018

Net operating revenues (Note 21)	192,651	170,745	369,456	329,155

Operating income (expenses)
Cost of services rendered (Note 22)	(63,417)	(61,891)	(123,416)	(118,547)
General and administrative (Note 22)	(55,049)	(39,930)	(99,011)	(82,459)
Selling (Note 22)	(36,081)	(28,591)	(71,406)	(50,650)
Research and development (Note 13/22)	(20,113)	(18,049)	(38,485)	(34,256)
Other operating income (Note 22)	8,825	164	16,949	8,168
Other operating expenses (Note 22)	(2,405)	(1,268)	(4,339)	(1,069)
	(168,240)	(149,565)	(319,708)	(278,813)

Operating income	24,411	21,180	49,748	50,342

Net financial income (expenses)
Financial income (Note 23)	6,785	15,921	17,069	27,966
Financial expenses (Note 23)	(15,509)	(13,268)	(27,557)	(21,616)
	(8,724)	2,653	(10,488)	6,350

Income before income tax and social contribution	15,687	23,833	39,260	56,692

Income tax and social contribution - current (Note 18)	(2,610)	(1,596)	(4,635)	(3,260)
Income tax and social contribution - deferred (Note 18)	(609)	(3,889)	(4,977)	(8,632)

Net income for the period	12,468	18,348	29,648	44,800

Basic earnings per share - in Reais (Note 25)	0.0778	0.1111	0.1849	0.2713
Diluted earning per share - in Reais (Note 25)	0.0731	0.1097	0.1738	0.2678

See the accompanying notes to interim financial statements.

Linx S.A.

Interim consolidated statements of other comprehensive income
Three months and six months periods ended June 30, 2019 and 2018
(In thousands of Brazilian reais)

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018

Net income for the period	12,468	18,348	29,648	44,800

Other comprehensive income to be reclassified to income (loss) for the year in subsequent periods
Exchange differences on translation of foreign operations	(53)	(670)	(927)	(790)
Other comprehensive income of the associated company under the equity method	-	-	-	(1,027)

Total comprehensive income	12,415	17,678	28,721	42,983

See the accompanying notes to interim financial statements.

Linx S.A.

Consolidated statements of changes in shareholders' equity
Six months ended June 30, 2019 and 2018
(In thousands of Brazilian reais)

		Capital reserves					Profit reserves
	Capital	Share Premium	Stock option plan	Treasury shares	Expenditures with issuance of shares	Total	Legal reserve	Profit retention	Total	Retained earnings	Other comprehensive income (loss)	Additional dividends proposed	Total

Balances at December 31, 2017	486,032	539,571	11,548	(33,887)	(37,423)	479,809	7,037	179,100	186,137	-	(247)	18,789	1,170,520

Prior-year adjustments
Effects from the first-time adoption of IFRS 9	-	-	-	-	-	-	-	(1,015)	(1,015)	-	-	-	(1,015)
Effects from the first-time adoption of IFRS 15	-	-	-	-	-	-	-	(35,668)	(35,668)	-	-	-	(35,668)
Opening balances at 01/01/2018, adjusted	486,032	539,571	11,548	(33,887)	(37,423)	479,809	7,037	142,417	149,454	-	(247)	18,789	1,133,837

Issuance of capital	1,442	-	-	-	-	-	-	-	-	-	-	-	1,442
Stock option plan	-	-	379	-	-	379	-	-	-	-	-	-	379
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(1,817)	-	(1,817)
Net income for the period	-	-	-	-	-	-	-	-	-	44,800	-	-	44,800
Balances at June 30, 2018	487,474	539,571	11,927	(33,887)	(37,423)	480,188	7,037	142,417	149,454	44,800	(2,064)	18,789	1,178,641

Balances at December 31, 2018	488,467	539,571	16,104	(148,373)	(37,423)	369,879	7,037	172,420	179,457	-	(2,830)	22,236	1,057,209

Issuance of capital (Note 19)	156,980	-	-	-	-	-	-	-	-	-	-	-	156,980
Goodwill on capital subscription (Note 19)	-	674,982	-	-	-	674,982	-	-	-	-	-	-	674,982
Expenses from issuance of shares	-	-	-	-	(31,293)	(31,293)	-	-	-	-	-	-	(31,293)
Distribution of dividends	-	-	-	-	-	-	-	-	-	-	-	(22,236)	(22,236)
Stock option plan (Note 26)	-	-	9,990	-	-	9,990	-	-	-	-	-	-	9,990
Effect from adoption of hyperinflation	-	-	-	-	-	-	-	971	971	-	-	-	971
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-	-	-	-	(927)	-	(927)
Net income for the semester	-	-	-	-	-	-	-	-	-	29,648	-	-	29,648
Balances at June 30, 2019	645,447	1,214,553	26,094	(148,373)	(68,716)	1,023,558	7,037	173,391	180,428	29,648	(3,757)	-	1,875,324

See the accompanying notes to interim financial statements.

Linx S.A.

Interim consolidated statement of cash flows
Six months ended June 30, 2019 and 2018
(In thousands of Brazilian reais)

	For the six months ended June 30,
	2019	2018
Cash flows from operating activities
Net income for the semester	29,648	44,800
Adjustments to reconcile income to cash and cash equivalents generated by (used in) operational activities:
Depreciation and amortization (Note 12/13)	55,938	37,404
Addition to allowance for doubtful accounts (Note 8)	(92)	757
Losses (gains) on write-off/disposal of goods	1,296	8,338
Addition and (reversal) of adjustment to present value	3,400	(8,849)
Stock option plan	9,990	928
Financial expenses	17,136	12,282
Income tax and social contribution - deferred (Note 18)	4,977	8,632
Income tax and social contribution - current (Note 18)	4,635	3,260
Provisions for contingencies (Note 20)	1,785	818
Other operating income	(18,173)	(8,997)
Income from interest earning bank deposits (Note 23)	(12,422)	(15,405)
Effect from adoption of hyperinflation	325	-
Others	-	(1,027)
Change in operating assets and liabilities:
Trade accounts receivable	(40,439)	(27,138)
Recoverable taxes	4,677	(11,059)
Other credits and judicial deposits	1,297	(7,345)
Suppliers	(677)	5,551
Labor obligations	20,552	8,823
Taxes payable	(6,029)	(1,519)
Deferred income	(10,399)	(3,131)
Other accounts payable	16,314	(2,244)
Income tax and social contribution paid (Note 18)	(2,318)	-
Net cash flows from operating activities	81,421	44,879

Cash flows from financing activities
Purchase of property, plant and equipment	(9,682)	(9,953)
Purchase of intangible assets	(60,801)	(25,541)
Acquisition of business, net of cash and cash equivalents acquired	(73,885)	(75,218)
Increase of financial assets (Note 7)	(235,137)	(234,039)
Proceeds from redemption of financial assets (Note 7)	369,175	343,806
Net cash flows used in investing activities	(10,330)	(945)

Cash flows from financing activities
Additions of loans and financing	-	44,468
Payments of loans and financing (Note 14)	(27,953)	(19,995)
Financial expenses paid (Note 14)	(9,983)	(4,504)
Payments for the acquisition of subsidiaries (Note 16)	(24,093)	(38,870)
Expenses from issuance of capital	(31,293)	-
Proceeds from issuance of capital (Note 19)	156,980	1,442
Goodwill on capital subscription (Note 19)	674,982	-
Dividends paid	(25,000)	(23,000)
Net cast flows from (used in) financing activities	713,640	(40,459)

Foreign exchange gain or (loss) in cash and cash equivalents	(927)	(790)

Increase (decrease) in cash and cash equivalents	783,804	2,685

Cash and cash equivalents at the beginning of the period	49,850	42,918
Cash and cash equivalents at the end of the semester	833,654	45,603

See the accompanying notes to interim financial statements.

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

1.  Operations

Linx S.A. (the “Company” or “Linx”), a Brazilian corporation, was incorporated in 1985 and is headquartered at Avenida Doutora Ruth Cardoso, 7221, 7º Andar, city and state of São Paulo, Brazil.

The Company and its subsidiaries (the “Group”) are focused on developing and providing affordable, easy-to-use, reliable and seamlessly integrated software solutions to retailers in Brazil, under a recurring subscription-based software revenue. Linx is a one-stop-shop that offers business management tools, payment solutions, e-commerce and omni-channel applications through a single integrated and ever-evolving platform to retailers of all sizes and capabilities.

The Group offers an integrated set of products which are divided into three product lines: Linx Core, Linx Digital and Linx Pay Hub. The Group initiates its operations through its Linx Core product, principally consisting of Linx’s management software solutions.  As part of the efforts to adapt to ever-evolving customer needs, the Group created its Linx Digital (e-commerce and omni-channel related products) and Linx Pay Hub (payments related products) product lines. The solutions the Group offers through the product lines are specially designed for the customers value chain ERP/POS offerings with the objective of developing a fully integrated ecosystem and becoming a one-stop-shop for retailers.  These products allows Linx to become a partner of choice to retailers by providing services that increase efficiencies, integrating digital and physical stores while ensuring a flexible payment solution suitable for each.

The Company became a publicly listed corporation in Brazil when its shares were listed on the New Market segment of São Paulo Stock Exchange B3 on February 8, 2013, trading under the ticker symbol “LINX3” and common shares through American Depositary Shares ("ADS") on the New York Stock Exchange ("NYSE") under the code "LINX" traded on June 26, 2019.

These interim condensed consolidated financial statements were approved by Management on August 14, 2019.

2.  Basis of preparation

            2.1    Basis of presentation

The interim condensed consolidated financial statements were prepared in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2018.

All relevant pieces of information characteristic of interim financial statements, and only them, are being evidenced and correspond to those used by Management.

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

            2.2    Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost basis except for certain financial assets that have been measured at fair value.

            2.3    Functional and presentation currency

Interim condensed consolidated financial statements are presented in Brazilian reais (R$), the Company’s functional currency. Each entity of the Group determines its own functional currency and items included in the financial statements are measured using that functional currency, and for those entities whose functional currencies are different from the Brazilian real, the financial statements are translated into reais on the reporting date.

The Company’s interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six months periods ended June 30, 2019 and 2018 is presented in thousands of reais (unless otherwise stated).

            2.4    Use of estimates and judgments

The interim condensed consolidated financial statements were prepared in accordance with several measurement bases used in accounting estimates. The accounting estimates were based on objective and subjective factors, with a basis on Management's judgment for determination of the adequate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the selection of fixed assets and its recoverability in operations, evaluation of financial assets at fair value, credit risk analysis to determine the allowance for doubtful accounts, and the analysis of the remaining risks to determine other provisions, including for contingencies.

Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Estimates and assumptions are reviewed by the Group at least annually.

3.  Significant accounting policies

The accounting policies have been consistently applied to all the periods presented in these interim condensed consolidated financial statements. The accounting policies have also been consistently applied by the Company’s subsidiaries.

            3.1    Presentation of segment information

The operating segment information is shown consistently with the internal report reviewed by the chief operating decision maker. The chief operating decision maker, in charge of allocating funds and evaluating performance of operating segments is the Executive Board, also in charge of the Group's strategic decision making. The Executive Board considers the whole Group as a single operating and reportable segment as it makes its operational and strategic decisions based on consolidated income (loss).

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

            3.2    Consolidation basis

The interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of June 30, 2019 and December 31, 2018. Control is obtained when the Group is exposed, or entitled to, variable returns from its involvement with the investee, and has the ability to affect those returns through the power over the investee.

The interim condensed consolidated financial statements include information of Linx S.A. and its subsidiaries, as follows:

	Ownership percentage
	June 30, 2019	December 31, 2018
Subsidiaries
Linx Sistemas e Consultoria Ltda.	99.99%	99.99%
Linx Telecomunicações Ltda.	99.99%	99.99%

Indirect subsidiaries
Napse S.R.L.	100.00%	100.00%
Sback Tecnologia da Informação Ltda.	100.00%	100.00%
DCG Soluções para Venda Digital S.A. (*)	-	100.00%
Linx Pay Meios de Pagamentos Ltda.	100.00%	100.00%
Hiper Software S.A. (**)	100.00%	-
Millennium Network Ltda. (**)	100.00%	-

 (*) Company merged into Linx Sistemas in 2019

 (**) Companies acquired by Linx Sistemas in 2019

The Company and its subsidiaries (jointly, “Group”) is the direct parent company of the following companies:

Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”): is engaged in developing management software for the retail segment, providing technical support, advisory and training.

Linx Telecomunicações Ltda. (“Linx Telecomunicações”): engaged in the provision of telecommunication services in general, such as transmission of voice, data, images and sound by any means, including services of networks and circuits, telephony, by any systems, including via Internet.

It is the indirect parent company of the following companies:

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

Napse S.R.L. (“Napse”): operates in the development and sales of point-of-sale (POS) automation software, electronic payment solutions (TEF) and promotion engine for large retail chains in the main Latin American markets.

Sback Tecnologia da Informação Ltda. (“Sback”): operates in the cloud platform leader in technologies of retention, reengagement and recapture through Big Data and Intelligence for engagement.

Linx Pay Meios de Pagamentos Ltda. (“Linx Pay”): operates with the purpose of aggregating all of the Company’s initiatives related to fintech such as TEF (payment gateway), DUO (Smart POS) and the newly launched Linx Pay Easy (sub-acquiring), besides the new products aligned with Linx’s strategic positioning in such area.

Hiper Software S.A. (“Hiper”): operates with the purpose solutions in the Software as a Service (SaaS) model that micro and small retailers.

Millennium Network Ltda. (“Millennium”): operating in the development of e-commerce platform, focused on the development of technology solution in the Software as a Service (SaaS) model allowing the retailer, along with other technologies, to offer the consumer an Omnichannel experience.

            3.3    New or revised standards adopted in 2019

These interim condensed consolidated financial statements have been prepared using accounting policies consistent with those adopted for the preparation of the financial statements for the year ended December 31, 2018 (Note 3 – “Significant Accounting Policies”) and must be reviewed together with these financial statements, as well as considering the new standards, interpretations and amendments that came into effect from January 1, 2019, described below:

Standards and amended standards
IFRS 16	Financial lease operations
IFRIC 23	Uncertainty related to income tax treatments
Amendments to IFRS 9	Characteristics of prepayment with negative remuneration
Amendments to IAS 28	Long-term Investment in Associated Companies and Joint Ventures
IFRS Standards Annual Improvements	Cycle 2015–2017
Amendments to IAS 19	Alteration of plan, Restriction or Settlement

The Group did not early adopt any other standards.  Unless as stated below, the adoption of a number of these standards, amendments and interpretations had no material impacts on the Company upon their first-time adoption:

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

IFRS 16 Leases

IFRS 16 supersedes IAS 17, Leases, IFRIC 4, D, SIC-15, Operating Leases-Incentives, and SIC-27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have an impact for leases where the Group is the lessor.

The Group adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of 1 January 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option.

The effect of adopting IFRS 16 as of January 1, 2019 (increase (decrease)) is as follows:

	Financial Statements disclosed on December 31, 2018	Impact concerning the adoption of IFRS 16	Financial statements – January 01, 2019
Assets
Advance	10,394	(10,394)	-
Other non-current assets	698,433	-	698,433
Current assets	708,827	(10,394)	698,433

Intangible assets	849,634	102,190	951,824
Other non-current assets	89,215	-	89,215
Non-current assets	938,849	102,190	1,041,039

Total assets	1,647,676	91,796	1,739,472

Liabilities
Leasing payable	-	6,531	6,531
Other current liabilities	220,700	-	220,700
Current liabilities	220,700	6,531	227,231

Leasing payable	-	85,265	85,265
Other non-current liabilities	369,767	-	369,767
Non-current liabilities	369,767	85,265	455,032

Shareholders' equity	1,057,209	-	1,057,209

Total liabilities and shareholders’ equity	1,647,676	91,796	1,739,472

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

Below we present the result for the six-month period ended June 30, 2019, compared to the result that would be without the effects of these standards:

	Financial Statements disclosed on June 30, 2019	Impact concerning the adoption of IFRS 16	Financial Statements as of June 30, 2019 without effect of said standards
Income (loss)
Net revenue	369,456	-	369,456
Cost of services rendered	(123,416)	-	(123,416)
Gross income	246,040	-	246,040
Operating expenses	(196,292)	13,777	(182,515)
Income before financial income and expenses	49,748	13,777	63,525
Financial results	(10,488)	4,606	(5,882)
Income (loss) before taxes	39,260	18,383	57,643
Current and deferred income tax and social contribution	(9,612)	-	(9,612)
Net income	29,648	18,383	48,031

(a)  Nature of the effect of adoption of IFRS 16

The Group has lease contracts for various items of plant, equipment and other. Before the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Before the adoption of IFRS 16, the Group had no financial leases. In an operating lease, the leased property was not capitalised and the lease payments were recognised as rent expense in the statement of profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognised under Prepayments and Trade and other payables, respectively.

Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases that it is the lessee, except for short-term leases and leases of low-value assets. The Group recognised lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

In accordance with the modified retrospective method of adoption, the Group applied IFRS 16 retrospectively with the cumulative effect of initially apply the standard as an adjustment at the date of initial application.

Leases previously accounted for as operating leases

The Group recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for most leases were recognized based on the carrying amount as if the standard had always been applied, apart from the use of incremental borrowing rate at the date of initial application. In some leases, the right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

The Group also applied the available practical expedients wherein it:

•        Used a single discount rate to a portfolio of leases with reasonably similar characteristics

•        Relied on its assessment of whether leases are onerous immediately before the date of initial application

•        Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application

•        Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease

Based on the foregoing, as of January 1, 2019:

•        Right-of-use assets of R$ 102,190 were recognized and presented separately in the statement of financial position.

•        Other lease liabilities of R$ 91,796 were recognized and included in loans and financing subject to interest and a discount rate of 9.15%.

•        Prepayments of R$ 10,394 related to previous operating leases were derecognized.

(b)                     Summary of new accounting policies

Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below R$ 20 thousand). Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Significant judgement in determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has the option, under some of its leases to lease the assets for additional terms of three to five years. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

(c)  Amounts recognized in the statement of financial position and profit or loss

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets
	Property for rent	Other equipment	Cloud (*)	Total	Lease liabilities
As of January 1, 2019	90,924	872	10,394	102,190	91,796
Additions	2,359	-	19,332	21,691	14,246
Write-offs	-	-	(509)	(509)	-
Depreciation expense	(4,924)	(44)	(8,809)	(13,777)	-
Interest expense	-	-	-	-	4,391
Payments	-	-	-	-	(8,002)
As of june 30, 2019	88,359	828	20,408	109,595	102,431
(*) Leasing of cloud space

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

4.  Corporate restructuring

            4.1    Merger of DCG

On April 01, 2019, the merger of DCG Soluções para Venda Digital S.A., was effectively merged into the Company and its net assets were included in the consolidation by subsidiary Linx Sistema e Consultoria Ltda.

The table below shows the book value on February 28, 2019 of the merged net assets of DCG Soluções para Venda Digital S.A.:

Current Assets		Current Liabilities
Cash and cash equivalents	118	Suppliers	485
Financial assets	405	Loans and financing	233
Trade accounts receivable	1,848	Labor obligations	1,667
Recoverable taxes	38	Income tax and social contribution	321
Other receivables	20	Other liabilities	432
Total current assets	2,429	Total current liabilities	3,138

Non-Current Assets		Non-Current Liabilities
Property, plant and equipment, net	502	Loans and financing	488
Intangible assets, net	2,169	Other liabilities	54
Total non-current assets	2,671	Total non-current liabilities	542

		Shareholders' Equity
		Capital	12
		Capital reserves	2,945
		Profit reserves	(1,537)
			1,420

Total assets	5,100	Total liabilities and shareholders' equity	5,100

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

5.  Business combination

            5.1    Acquisition of Hiper

On April 2, 2019, Linx Sistemas e Consultoria Ltda., the Group’s wholly-owned subsidiary acquired 100% of the equity of Hiper Software S.A. ("Hiper" or acquired Group), which operates and develops SaaS solutions for micro and small retailers with more than 15,000 active customers in 2,000 municipalities and more than 600 distribution channels. The primary reason for the acquisition is to increase the penetration of TEF and Linx Pay, which represents an important growth opportunity for the Company.

The price was R$50,000 to be paid as follows:

(i) R$16,700 (sixteen million, seven hundred thousand Reais) paid upon closing;

(ii) R$1,000 (one million Reais), which will be paid after the sellers have confirmed the acquisition of the common shares issued by the Company;

(iii) Additional contingent consideration ("Payable for Acquisition of Business") up to R$32,300 (Fair value as of June 30, 2019 is R$28,105), divided into:

•     Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year

o  2019 - R$2,000 (two million Reais);

o  2020 - R$1,000 (one million Reais);

o  2021 - R$27,000 (twenty-seven million Reais); and

•     R$1,000 (one million Reais) payable through the resolution of certain contingencies, updated in the IPC-A (IBGE) through its effective payment, maturing in 2021;

•     R$1,000 (one million Reais) payable through the resolution of certain contingencies, updated in the IPC-A (IBGE) through its effective payment, maturing in 2024.

•     R$300 (three hundred thousand Reais) to guarantee the working capital for a period of six months, updated in the IPC-A (IBGE) through its effective payment, due in 2019.

The purchase consideration was calculated as follows:

Purchase consideration
Amount paid in cash	16,700
Amount to be paid in the acquisition of shares	1,000
Fair value of contingent consideration (Earn-out)	28,105
Total consideration	45,805

Analysis of the cash flow of the acquisition
Amount paid in cash	16,700
Net cash acquired	(937)
Cash flow from investing activities	15,763

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

            5.2    Acquisition of Millennium

On June 27, 2019, Linx Sistemas e Consultoria Ltda., the Group’s wholly-owned subsidiary acquired 100% of the equity of Millennium Network Ltda. ("Millennium" or acquired Group), which operates and develops SaaS solutions that enable the retailer, along with other technologies, to offer the consumer an omnichannel experience. The primary reason for the acquisition was to strengthen its omnichannel strategy, which is an important trend for retail and represents a great growth opportunity for the Company.

The price was R$107,436 to be paid as follows:

(i) R$58,247 (fifty-eight million, two hundred and forty-seven thousand Reais), paid upon closing;

(ii) R$4,000 (four million Reais), which will be paid after the sellers have confirmed the acquisition of the common shares issued by the Company;

(iii) R$557 (five hundred and fifty-seven thousand Reais), paid on June 28, 2019;

(iv) Additional contingent consideration ("Payable for Acquisition of Business") up to R$44,632, divided into:

•     Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year

o  2019 - R$2,740 (two million, seven hundred and forty thousand Reais);

o  2020 - R$10,283 (ten million, two hundred and eighty-three thousand Reais);

o  2021 - R$8,223 (eight million, two hundred and twenty-three thousand Reais);

o  2022 - R$9,163 (nine million, one hundred and sixty-three thousand Reais);

o  2023 - R$8,223 (eight million, two hundred and twenty-three thousand Reais);

•     R$3,000 (three million reais) payable through the resolution of certain contingencies, updated in the IPC-A (IBGE) through its effective payment, maturing in 2021;

•     R$3,000 (three million reais) payable through the resolution of certain contingencies, restated in the IPC-A (IBGE) through its effective payment, maturing in 2024.

The purchase consideration was calculated as follows:

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

Purchase consideration
Amount paid at sight	58,247
Amount to be paid in the acquisition of shares	4,000
Advocative hours	557
Value of the contingent consideration (Earn-out)	44,632
Total consideration (*)	107,436

Analysis of the cash flow of the acquisition
Amount paid in cash	58,247
Net cash acquired	(125)
Cash flow from investing activities	58,122

(*) The purchase price was deducted from the amount of R$2,200 relating to the debts assumed by Millennium in the acquisition

            5.3    Identifiable assets acquired and goodwill

Pursuant to IFRS 3 - Business, acquisitions are accounted for under the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated by total fair values of transferred assets, liabilities assumed on acquisition date from the former controlling shareholders of the acquiree issued in exchange for control of the acquiree.

The fair value of identifiable assets acquired in business combinations was measured and recognized at date of conclusion of the transaction:

Fair values recognized on acquisition:	Hiper	Millennium	Total

Cash and cash equivalents	937	125	1,062
Accounts receivable	342	579	921
Other receivables	149	14	163
Current assets	1,428	718	2,146

Software (*)	5,025	18,947	23,972
Accounts receivable (*)	666	2,409	3,075
Property, plant and equipment	805	462	1,267
Intangible assets	568	120	688
Non-current assets	7,064	21,938	29,002

Suppliers	126	545	671
Loans and financing	-	411	411
Labor obligations	1,160	1,474	2,634
Tax liabilities	78	447	525
Other liabilities payable	3	115	118
Current liabilities	1,367	2,992	4,359

Other liabilities payable	-	1,679	1,679
Non-current liabilities	-	1,679	1,679

Fair value of assets acquired	8,491	22,655	31,146
Fair value of liabilities assumed	1,367	4,671	6,038
Total identifiable net assets	7,124	17,984	25,108

Acquisition price (**)	45,805	107,436	153,241

Goodwill (**)	38,681	89,452	128,133

(*) Value of added value of identifiable assets

(**) Net value of the AVP, of which R$ 4,195 refers to Hiper

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

            5.4     Assets acquired and liabilities assumed

The fair value of trade accounts receivable of the acquirees is R$921. The gross amount of trade accounts receivable is R$3,640.

Goodwill totaling R$128,133 comprises future economic benefits stemming from synergies resulting from the acquisitions. Goodwill is expected to generate future tax benefits.

Since the date of acquisition, the acquired companies contributed to the Company with net revenue of R$2,113 and pre-tax loss of R$(661).

At the conclusion date of the preparation of these interim condensed consolidated financial statements, the Group is in the process of reviewing and adjusting the determination of the fair value of the identifiable assets acquired and the liabilities assumed from the acquireees. This analysis is be expected to be completed shortly, as soon the Management has all relevant information of the facts, not exceeding a maximum period of 12 months from the acquisition date.

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

6.  Cash and cash equivalents

	June 30, 2019	December 31, 2018

Cash and banks – denominated in R$	13,640	17,499
Cash and banks – denominated in US$	816,474	27,923
Short-term interest earning bank deposits	3,540	4,428
	833,654	49,850

Highly liquid short-term interest earning bank deposits are promptly convertible into a known amount of cash and subject to minimal risk of change of value.

Short-term interest earning bank deposits refer to Fixed Income Funds accruing interest at 99.29% of the benchmark Interbank Deposit Certificate (CDI).

The exposure of the Company and its subsidiaries to risk and the sensitivity analysis are disclosed in Note 24.8.

7.  Financial assets

Type	Name	Date of investment	Maturity	Average yield in relation to CDI (%)	June 30, 2019	December 31, 2018

Fund	Retail - Private Fixed-Income Credit	11/16/2017	Indefinite	103.48%	291,758	413,374
					291,758	413,374

Investment fund breakdown is follows:

Type	Code	Date of investment	Issue	Maturity	Index	Amount of the investment	December 31, 2018

Fixed income	LF¹	10/21/2016–03/19/2018	10/21/2016–03/19/2018	04/22/2019–06/09/2020	CDI D 101.75–104.5%	21,700	25,033
Fixed income	LFS²	02/15/2013	01/16/2013	01/15/2019	CDI D 111%	8,453	16,166
Fixed income	Eligible LFS²	08/01/2018	08/01/2018	08/01/2025	CDI D 108.75%	5,100	5,273
Fixed income	LFT³	10/03/2016–12/21/2018	07/01/2000–01/05/2018	09/01/2021–03/01/2024	LFT / SELIC	65,133	69,779
Fixed income	LTN⁴	12/31/2018	12/31/2018	07/01/2020	PRE 6.40% p.a.	45,303	45,303
Investment fund	Other funds⁵	-	-	-	-	235,767	235,767
Fixed income	LAMDI⁶	11/27/2018–12/03/2018	11/27/2018–12/03/2018	11/29/2019–12/03/2019	CDI 103.0–103.75%	16,000	16,088
							413,409

					Fund expenses		(36)
					Treasury balance		1
							413,374

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

Type	Code	Date of investment	Issue	Maturity	Index	Amount of the investment	June 30, 2019

Fixed income	LF¹	11/16/2017 - 04/11/2019	07/14/2017 - 04/11/2019	03/19/2020 - 03/18/2022	CDI D 101.95 - 105.5%	61,192	62,817
Fixed income	LFS Elegível²	08/01/2018	08/01/2018	08/01/2025	CDI D 108.75%	5,100	5,464
Fixed income	LFT³	02/22/2018 - 03/08/2019	01/13/2017 - 03/08/2019	03/01/2023 - 09/01/2025	SELIC	29,982	31,161
Fixed income	LTN⁴	06/28/2019	06/28/2019	07/01/2019	PRE 6.40% p.a	9,551	9,551
Investment fund	Other funds⁵	-	-	-	-	158,069	158,069
Fixed income	LAMDI⁶	11/27/2018 - 02/26/2019	11/27/2018 - 02/26/2019	11/29/2019 - 02/28/2020	CDI 103 – 103.75%	21,000	21,706
Fixed income	LFDI⁷	05/22/2019	05/22/2019	05/24/2021	CDI 105%	2,000	2,013
Fixed income	CDBDI⁸	05/23/2019	05/23/2019	05/25/2020	CDI 103.75%	1,000	1,006
							291,787

					Fund expenses		(33)
					Treasury balance		4
							291,758

1 Financial Letter issued by banks with good credit rating and CDI-based income

2 Subordinated Financial Letter issued by banks with good credit rating and CDI-based income. The LFS has a clause of subordination to the payment of unsecured creditors in case of liquidation of the institution

3 Financial Treasury Letter issued by the Brazilian government and is a floating rate bond, whose profitability follows the variation of the SELIC rate, the basic interest rate of the economy

4 National Treasury Bond are securities issued by the Brazilian government with fixed yield (fixed rate) at the time of purchase

5 Quotas of two low-risk funds: (i) Itaú Investment Grade RF Private Credit FI which aims to exceed the CDI in the long run. To this end, the fund manager adopts an active management strategy by allocating its resources in federal public securities and in private securities issued by companies that has a low credit risk granted by at least two of the following credit rating agencies: Fitch Ratings, Moody's or Standard and Poors. Additionally, the fund may be exposed to the spot market and/ or fixed interest rate derivatives. The fund portfolio may consist of up to 100% in private securities; and (ii) Special Referenced DI FI which has the objective of monitoring CDI variation by investing at least 95% of its resources in securities or operations linked to this indicator. The fund portfolio may consist of government securities and up to 50% in private securities whose issuer is classified in the low credit risk category

6 Commercial Leasing Letter from Banco Safra with yield linked to the CDI

7 Financial letter issued by the Safra bank, low risk and long term and CDI-based income

8 Certificate of bank deposit issued by Banco Safra, low risk and fixed rate remuneration linked

Management’s policy is to use these funds for specific payments, such as for the acquisition of businesses and payment of interest on equity, and not to use these funds to cover operating cash flow needs.

The exposure of the Group to risk and the sensitivity analysis are disclosed in Note 24.8.

8.  Trade accounts receivable

	June 30, 2019	December 31, 2018
Trade notes receivable:
Falling due	182,557	148,502
Overdue (a)	33,862	26,557
	216,419	175,059

(-) Allowance for doubtful accounts	(4,123)	(4,215)
(-) Adjustment to present value	(436)	(462)
	211,860	170,382

Current	208,796	167,102
Non-current	3,064	3,280

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

(a)   The aging of overdue receivables is as follows:

	June 30, 2019	December 31, 2018
Days:
1–30	15,281	9,591
31–60	2,822	3,468
61–90	2,178	3,063
91–180	6,583	4,483
>181	6,998	5,952
	33,862	26,557

The Company and its subsidiaries constitute an allowance for doubtful accounts losses considering the history of losses by maturity, being considered sufficient by the Company to cover possible losses. The Company also records a provision for expected losses in trade accounts receivable that comprise its outstanding receivables base. Management believes that the risk related to trade accounts receivable is generally mitigated by the fact that the Company's customer mix is diluted.

The changes in the allowance for doubtful accounts losses is as follows:

	June 30, 2019	December 31, 2018

Opening balance	(4,215)	(1,183)
Initial adoption of IFRS 9 as of January 1, 2018	-	(1,539)
Addition of provision	(2,256)	(5,734)
Use/reversal	2,348	4,241
Closing balance	(4,123)	(4,215)

9.  Recoverable taxes

	June 30, 2019	December 31, 2018

Brazilian State VAT (ICMS)	4,802	4,286
Withholding taxes and contributions	21,689	29,272
Brazilian Federal Revenues Taxes (PIS and COFINS)	1,419	456
Other	2,770	1,080
	30,680	35,094

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

10.  Related parties

        10.1    Equity balances

       10.1.1                 Debts with related parties

	30/06/2019		31/12/2018
	Current	Non-current	Current	Non-current
Linx Sistemas e Consultoria Ltda.	1,178	-	-	-
	1,178	-	-	-

Amounts payable passed on to Linx S.A. of expenses related to the inflow of funds after the commencement of trading of common shares through American Depositary Shares ("ADS") on the New York Stock Exchange ("NYSE").

        10.2    Remuneration of key management personnel

Compensation of key management personnel of the Group (08 and 06 persons in 2019 and 2018, respectively) for the periods ended June 30, 2019 and 2018 is as follows:

	June 30, 2019	June 30, 2018

Short-term employee benefits	6,457	5,318
Share-based payment transactions	4,286	2,363
	10,743	7,681

11.  Other receivables

	March 31, 2019	December 31, 2018

Prepaid expenses - Services	10,102	21,696
Indemnification assets from business combinations (*)	13,682	13,560
Advance to suppliers	8,070	7,102
Advance to employees, vacations and 13th salary	10,843	2,619
Other (**)	5,830	5,643
	48,527	50,620

Current assets	38,639	43,407
Non-current assets	9,888	7,213

(*) Refers to indemnification assets for contingent liabilities acquired upon the business combination of Direção, Spress, Rezende, Liderança, Quadrant, CSI, LZT, BR Coelho, Big Automação, Percycle, Único, Itec, DCG and Napse

(**) Refers to advances to expenses and judicial deposits

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

12.  Property, plant and equipment

a) Breakdown – 2018

	December 31, 2018
	Cost	Accumulated depreciation	Net amount
Computers and electronics	43,544	(30,599)	12,945
Vehicles	14,668	(9,574)	5,094
Furniture and fixtures	14,587	(5,554)	9,033
Facilities, machinery and equipment	36,246	(14,212)	22,034
Leasehold improvements	37,041	(15,558)	21,483
Real estate	3,348	(669)	2,679
Other components	1,005	-	1,005
Total	150,439	(76,166)	74,273

b) Breakdown – 2019

	June 30, 2019
	Cost	Accumulated depreciation	Net
Computers and electronics	50,717	(33,066)	17,651
Vehicles	16,226	(10,490)	5,736
Furniture and fixtures	15,199	(6,152)	9,047
Facilities, machinery and equipment	37,218	(15,840)	21,378
Leasehold improvements	37,825	(17,008)	20,817
Real estate	3,348	(736)	2,612
Other components	1,005	-	1,005
Total	161,538	(83,292)	78,246

Changes in property and equipment balances -

		Cost
	December 31, 2018	Additions (*)	Adding acquisition	IAS 29 (**)	Disposals	June 30, 2019

Computers and electronics	43,544	6,607	489	211	(134)	50,717
Vehicles	14,668	1,745	-	12	(199)	16,226
Furniture and fixtures	14,587	394	239	16	(37)	15,199
Facilities, machinery and equipment	36,246	1,181	6	202	(417)	37,218
Leasehold improvements	37,041	598	533	-	(347)	37,825
Real estate	3,348	-	-	-	-	3,348
Other components	1,005	-	-	-	-	1,005
Total	150,439	10,525	1,267	441	(1,134)	161,538

(*) In the statement of cash flow, only additions with cash disbursement are being considered as investment activities

(**) Amounts referring to update IAS 29 (hyperinflation) in Napse Argentina

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

	Accumulated depreciation
	December 31, 2018	Depreciation expense	June 30, 2019

Computers and electronics	(30,599)	(2,467)	(33,066)
Vehicles	(9,574)	(916)	(10,490)
Furniture and fixtures	(5,554)	(598)	(6,152)
Facilities, machinery and equipment	(14,212)	(1,628)	(15,840)
Leasehold improvements	(15,558)	(1,450)	(17,008)
Real estate	(669)	(67)	(736)
Total	(76,166)	(7,126)	(83,292)

Depreciation expense is recognized under “Operating, general and administrative expenses” in the statement of profit or loss.

13.  Intangible

a)     Breakdown – 2018

	December 31, 2018
	Cost	Accumulated amortization	Net amount

Software¹	62,193	(30,671)	31,522
Software development²	15,634	-	15,634
Software developed³	156,885	(121,708)	35,177
Software development – capitalized interest	8,786	(4,728)	4,058
Brands acquired	46,187	(4,076)	42,111
Acquired Technology	130,679	(90,273)	40,406
Client portfolio – acquisitions	136,787	(63,697)	73,090
Goodwill	607,633	-	607,633
Other	3	-	3
Total	1,164,787	(315,153)	849,634

b) Breakdown – 2019

	June 30, 2019
	Cost	Accumulated amortization	Net amount

Software (i)	73,752	(36,225)	37,527
Software development (ii)	22,645	-	22,645
Software developed (iii)	172,705	(135,520)	37,185
Software development – capitalized interest	15,829	(5,955)	9,874
Brands acquired	46,187	(4,556)	41,631
Acquired Technology	154,651	(97,134)	57,517
Client portfolio - acquisitions	139,771	(70,798)	68,973
Goodwill	737,607	-	737,607
Right to use - IFRS 16	123,372	(13,777)	109,595
Other	3	-	3
Total	1,486,522	(363,965)	1,122,557

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

Changes in intangible assets balances -

			Cost
	December 31, 2018	Addition (*)	IAS 29 (***)	Adding acquisition	Business combination (**)	Disposals	June 30, 2019

Software (i)	62,193	10,737	205	688	-	(71)	73,752
Software development (ii)	15,634	7,011	-	-	-	-	22,645
Software developed (iii)	156,885	15,820	-	-	-	-	172,705
Software development – capitalized interest	8,786	7,043	-	-	-	-	15,829
Brands acquired	46,187	-	-	-	-	-	46,187
Acquired Technology	130,679	-	-	-	23,972	-	154,651
Client portfolio - acquisitions	136,787	-	-	-	3,075	(91)	139,771
Goodwill (*)	607,633	1,841	-	-	128,133	-	737,607
Right to use - IFRS 16	-	123,372	-	-	-	-	123,372
Other	3	-	-	-	-	-	3
Total	1,164,787	165,824	205	688	155,180	(162)	1,486,522

(*) In the statement of cash flow, only additions with cash disbursement are being considered as investment activities

(**) Amounts referring to goodwill, client portfolio and technology in the acquisitions of Hiper and Millennium companies in the 2nd quarter of 2019

(***) Amounts referring to update of IAS 29 (hyperinflation) in Napse Argentina

	Accumulated amortization
	December 31, 2018	Amortization expense	June 30, 2019

Software (i)	(30,671)	(5,554)	(36,225)
Software developed (iii)	(121,708)	(13,812)	(135,520)
Software development – capitalized interest	(4,728)	(1,227)	(5,955)
Brands acquired	(4,076)	(480)	(4,556)
Acquired Technology	(90,273)	(6,861)	(97,134)
Client portfolio - acquisitions	(63,697)	(7,101)	(70,798)
Right to use - IFRS 16	-	(13,777)	(13,777)
Total	(315,153)	(48,812)	(363,965)

(i)        Software acquired for the usage of the Company’s employees for internal purposes

(ii)       Software under internal development which is not available for use

(iii)      Software internally developed and available for use

        13.1    Software development

The activity of the subsidiary Linx Sistemas e Consultoria Ltda. assumes the continuous development of new systems and applications aimed at increasing the range of options to the current clients and potential new clients, in view of the increasing market demand for computerized solutions for the businesses in general. In this context, several projects intended for client systems and applications are being developed. The amounts recorded in intangibles correspond to portion of the cost of the project development department, determined based on the number of hours of the respective employees. Each project is amortized as from the moment the asset is available for use for an average period of three years, which according to management, reflects the expected period of financial return of the projects.

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

In the period ended June 30, 2019, the amount of R$38,485 (R$34,256 on June 30, 2018) was recognized in income (loss) for the period, and was related to research and maintenance of the software developed.

14.  Loans and financing

Type	Charges (*)	Effective rate	Maturity	Covenants	June 30, 2019	December 31, 2018

Loan – BNDES bank	TLP + Spread 1.37% p.a.	-	12/31/2027	13.2 (a)	147,076	146,602
Loan – BNDES bank	TJLP + 1.67% p.a.	9.446%	02/15/2021	13.2 (b)	44,384	57,526
Loan – BNDES bank	TJLP + 1.96% p.a.	9.751%	03/15/2022	13.2 (c)	37,813	44,560
Loan – BNDES bank	TJLP + 1.00% p.a.	8.768%	09/16/2019		177	528
Loan – Itaú bank	TJLP + 7.20% p.a.	8.447%	04/16/2021		210	761
Loan – Santander bank	1.31% p.m.	16.88%	09/02/2019		400	-
Leases – IFRS 16	9.15% p.a.	-	12/01/2028		102,431	-
Other					641	4
					333,132	249,981

Current liabilities					53,640	40,720
Non-current liabilities					279,492	209,261

(*) TJLP and TLP are long-term interest rates set by the National Monetary Council of Brazil

Prevailing loan contracts do not have assets pledged in guarantee.

The maturity profile of the Group’s non-current liabilities is as follows:

Period	June 30, 2019	December 31, 2018

2020	30,112	40,012
2021	47,100	39,387
2022	32,915	24,615
2023	30,144	21,043
2024	30,165	21,043
2025	31,002	21,043
2026	31,916	21,043
2027	33,154	21,075
2028	12,984	-
	279,492	209,261

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

Changes in loans and financing are shown below:

	June 30, 2019	December 31, 2018

Previous balance	249,981	97,288
Funds from acquisition of subsidiaries	443	1,097
Additions of loans and financing	105,422	191,837
Financial charges	15,222	9,638
Financial charges paid	(9,983)	(9,028)
Payments of loans and financing	(27,953)	(40,851)
	333,132	249,981

        14.1    Changes in liabilities from financing activities

	December 31, 2017	Payments	Receipts	Exchange-rate change	New acquisitions	Other (*)	June 30, 2018
Loans and financing	97,288	(24,499)	44,468	-	1,250	5,324	123,831
Accounts payable for the acquisition of businesses	130,767	(38,870)	-	5,749	40,413	(16,731)	121,328
Total liabilities from financing activities	228,055	(63,369)	44,468	5,749	41,663	(11,407)	245,159

(*) The changes included in the "others" column include the effects of the recognition of interest not yet paid on loans and accounts payable for acquisition and adjustment to present value of acquisitions

	December 31, 2018	Payments	Exchange-rate change	New acquisitions	Other (*)	June 30, 2019
Loans and financing	249,981	(37,936)	(217)	-	121,304	333,132
Accounts payable for the acquisition of businesses	112,487	(24,093)	(174)	78,295	(24,513)	142,002
Total liabilities from financing activities	362,468	(62,029)	(391)	78,295	96,791	475,134

(*) The changes included in the "others" column include the effects of the recognition of interest not yet paid on loans and accounts payable for acquisition and adjustment to present value of acquisitions

        14.2    Covenants

(a)   The BNDES loan raised on December 13, 2018 has financial covenant requiring early repayment. The following indices should be determined on a semi-annual basis:

(i)       General Indebtedness / total assets: equal or less than 60%;

(ii)      Net debt / EBITDA: equal or less than 2.0;

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

In order to determine the indices, the following definitions and criteria should be adopted:

•  General indebtedness: Total current and non-current liabilities

•  Net debt: The total balance of consolidated onerous debts of the Intervening Party, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Group, recorded in current and non-current liabilities, net of Cash and cash equivalents (cash and interest earning bank deposits).

•  EBITDA: Operating income (loss) before interest, income tax, depreciation and amortization;

In the hypothesis that levels established in the item VII of the Clause Nine (Obligations If the financial covenants are breached), the Group must present, within 120 days counted as of notification date, in written, from BNDES, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, except if within that period, above mentioned levels were re-established.

We detected no event of non-compliance with covenants at June 30, 2019.

(b)   The BNDES loan raised on October 28, 2014 has financial covenant requiring early repayment if breached. During the contractual period, two of the following ratios, calculated semi-annually in the consolidated statements, should be maintained:

(i)       General Indebtedness / total assets: equal or less than 60%;

(ii)      Net debt / EBITDA: equal or less than 2.0;

(iii)    EBITDA / Net operating income: equal or higher than 20%.

In order to determine the indices, the following definitions and criteria should be adopted:

•        EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

•        Net debt: balances of the consolidated onerous debts, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Group, recorded in current and non-current liabilities, net of Cash and cash equivalents. In order to calculate this ratio, we will not consider the amounts classified as Payables for the acquisition of businesses in the statement of financial position as Net Debt.

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

If the financial covenants are breached, the Group must present, within 180 days counted as of default date, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, or present a bank guarantee to be provided by the financial institution at BNDES criteria, and it is in financial economic situation assuring the degree of notorious solvency, the total amount of the debt, except if within that period, above mentioned levels were re-established.

We detected no event of non-compliance with covenants at June 30, 2019.

(c)   The BNDES loan raised on December 11, 2015 has financial covenant requiring early repayment if breached. During the contractual period, two of the following ratios, calculated semi-annually in the consolidated statements, should be maintained:

(i)       General Indebtedness / total assets: equal or less than 60%;

(ii)      Net debt / EBITDA: equal or less than 2.0;

(iii)    EBITDA / Net operating income: equal or higher than 20%.

In order to determine the indices, the following definitions and criteria should be adopted:

•        EBITDA: earnings before interest, income tax, depreciation and amortization;

•        Net debt: Balances of the consolidated onerous debts, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Group, recorded in current and non-current liabilities, net of Cash and cash equivalents. In order to calculate this ratio, we will not consider the amounts classified as Payables for the acquisition of businesses in the statement of financial position as Net Debt.

If the financial covenants are breached, the Group must present, within 180 days counted as of default date, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, or present a bank guarantee to be provided by the financial institution at BNDES criteria, and it is in financial economic situation assuring the degree of notorious solvency, the total amount of the debt, except if within that period, above mentioned levels were re-established.

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

We detected no event of non-compliance with covenants at June 30, 2019.

15.  Labor obligations

	June 30, 2019	December 31, 2018

Provision for 13th salary and payroll charges	39,725	26,542
Social security payable	11,780	6,673
Provision for profit sharing	7,787	3,876
Severance fund contributions payable	1,963	2,137
Salaries payable	1,884	1,344
Other	3,943	3,229
	67,082	43,801

Current liabilities	64,876	43,801
Non-current liabilities	2,206	-

16.  Payable accounts for the acquisition of businesses

Payables related to business acquisitions refer to amounts due to the previous owners for the acquisition of shares or quotas representing the capital of these companies. Debts are indexed to inflation indices under contractual clauses and mature as follows:

	June 30, 2019	December 31, 2018

Installments not subject to restatement (*)	99,857	46,542
Napse installments indexed to exchange-rate change and LIBOR.	29,770	41,951
Installments indexed to the change in the CDI rate – 6.40%	3,192	3,608
Installments indexed to the change in the extended consumer price index – 2.23%	11,991	22,774
Installments indexed to the change in the IGPM rate – 4.39%	8,037	7,690
Adjustment to present value (**)	(10,845)	(10,078)
	142,002	112,487

Current liabilities	50,793	57,099
Non-current liabilities	91,209	55,388

(*) Amounts referring to fixed monthly contractual installments and earn-outs

(**) Amounts referring to the AVP on the fixed monthly contractual installments and earn-outs

The amount classified in non-current liabilities mature as follows:

Period	June 30, 2019	December 31, 2018

2020	46,887	35,373
2021	17,604	14,225
2022	17,547	5,065
2023	8,848	725
2024	323	-
	91,209	55,388

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

Of total amount payable as of June 30, 2019, R$137,677 is related to contingent consideration (R$111,545 as of December 31, 2018). The Group expects to fully settle amounts related to contingent considerations, and there were no significant changes in expectations of payout in relation to prior year. The fair value of these obligations also considered a market interest rate (Selic). The fair value of contingent consideration is classified as a level 3 fair value measurement (Note 24.7).

The changes in the payables related to business acquisitions are shown as follow:

	June 30, 2019	December 31, 2018

Previous balance	112,487	130,767
Addition due to acquisition	78,295	38,881
Payment of principal and interest	(24,093)	(45,878)
Accrued interest	4,741	3,057
Contingencies resolved and paid (*)	(11,255)	(5,343)
Earn-Out reversed (**)	(18,173)	(8,997)
	142,002	112,487

(*) Contingencies arising from the acquired companies, offset by the amounts that the Group has to pay to former management

(**)  The amounts refer to reversal of unachieved earn-out of provided for the in the acquisitions of Neemu, Napse, Percycle, Sback, Itec and Único

17.  Deferred revenue

	June 30, 2019	December 31, 2018

Revenue from services	11,497	8,902
Revenue from subscriptions	37,352	50,346
	48,849	59,248

Current	37,270	40,053
Non-current	11,579	19,195

18.  Income tax and social contribution

        18.1    Income tax and social contribution expense

	June 30, 2019	June 30, 2018

Current tax
Current tax on income for the period	(4,635)	(3,260)
Deferred tax
Deferred tax on income for the period	(4,977)	(8,632)
Income tax and social contribution expense	(9,612)	(11,892)

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

The reconciliation between the tax expense as calculated by the combined nominal rates and the income tax and social contribution expense charged to income is presented below:

	June 30, 2019	June 30, 2018

Income (loss) before income tax and social contribution	39,260	56,692

Statutory rate income tax and social contribution	34%	34%

Income tax and social contribution at the rate of 34%	(13,348)	(19,275)

Permanent differences
Permanent additions (gifts, fines and nondeductible expenses)	379	-
Law 11,196/05 (research and development incentive)	6,210	4,829
Difference income tax and social contribution difference by the deemed profit	125	1,625
Effects of tax rates of foreign subsidiaries	(1,119)	1.417
Other net differences	(1,859)	(488)
Income tax expense	(9,612)	(11,892)
Effective rate	24%	21%

        18.2    Deferred taxes

Deferred income tax and social contribution are recorded so as to reflect future tax effects on temporary differences between assets and liabilities tax base and the corresponding carrying amount.

Temporary deferred income tax and social contribution are as follows:

	June 30, 2019	December 31, 2018

Tax goodwill	(84,557)	(72,425)
Intangible assets	(29,687)	(31,161)
Deferred IFRS 9	189	146
Deferred revenue	12,415	16.858
Deferred IFRS 16	1,492	-
Inc. tax and soc. contr. on companies abroad	(492)	(283)
Tax loss and negative basis	3,730	3,953
Allowance for doubtful accounts	925	620
Provision for post-employment benefits	411	411
Provision for contingencies	1,416	809
Payables for the acquisition of businesses	3,177	2,019
Stock option plan	5,823	2,235
Provision of bonuses and overtime	2,689	1,993
Other provisions	953	2,190
Deferred taxes, net	(81,516)	(72,635)

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

19.  Shareholders' equity

        19.1    Capital

The Company is authorized to increase capital by up to R$1,000,000, irrespective of amendments to its articles of incorporation and bylaws, as deliberated by the Board of Directors.

Capital solely comprises common shares and each of them corresponds to a vote in Shareholders’ Meeting decisions.

Board of Directors is the competent body to decide on issuances and will determine issuance conditions, subscription, payment form and deadline, price per share, placement form (public or private) and its distribution in Brazil and/or abroad.

At the discretion of the Board of Directors, a share issue may be made, without right of preference or with a reduction of the time frame addressed by article 171, §4 of Law 6404, dated December 15, 1976, as amended (“Corporation Law”) of shares and debentures that are convertible into shares or a subscription bonus, the flotation of which is made through a sale on the stock exchange or by public subscription, or even through an exchange for shares in a takeover bid, in the terms established in law, within the limits of the authorized capital.

On February 28, 2019, the Company's capital increase was approved, within the limit of the authorized capital, in the amount of R$362, from R$488,467 (total as of December 31, 2018) to R$ 488,829, through issue of 25,578 new common registered, book-entry shares with no par value.

On June 25, 2019, the Company's capital increase was approved, from R$ 488,829 (four hundred and eighty-eight million, eight hundred and twenty-nine thousand) to R$ 645,447 (six hundred and forty-five million, four hundred and forty-seven thousand), through issuance of 23,100 (twenty-three million and one hundred thousand) shares, within limit of authorized capital, as provided for in the Company's Bylaws, in the form of American Depositary Shares ("ADS") of the New York Stock Exchange ("NYSE").

Capital is represented by authorized, subscribed and fully paid-up shares with no par value and is divided as follows:

	Founding shareholders	Treasury shares	Free float (*)	Consolidated

December 31, 2018	28,037,764	7,502,115	130,743,503	166,283,382
June 30, 2019	27,971,764	7,498,152	153,939,044	189,408,960

(*) The GIC Private Limited, Genesis Asset Managers and BlackRock Inc., held shareholding interest higher than 5% each one

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

The changes in the number of subscribed and fully paid-up shares are as follows:

December 31, 2018	166,283,382
Capital increase	23,125,578
June 30, 2019	189,408,960

        19.2    Capital reserves

The capital reserve is set up as follows:

	June 30, 2019	December 31, 2018

Share premium (a)	1,214,553	539,571
Stock option plan (Note 26)	26,094	16,104
Treasury shares purchased (b)	(148,373)	(148,373)
Expenditures with issuance of shares (c)	(68,716)	(37,423)
	1,023,558	369,879

(a)   In compliance with 6,404/76, the issue price of the shares without par value may be allocated as part of the capital reserve. On 06/26/2019, based on the global offering of shares, was verified goodwill on capital subscription of R$ 674,982

(b)   On June 22, 2018, the opening of Company’s share buyback program was approved for the purpose of meeting the exercise of deferred stock programs and possibly stock option programs. Shares may also be held in treasury, disposed or canceled, without reduction of the Company’s capital, in compliance with the provisions of item 1 of article 30 of the Brazilian Corporation Law, and the standards set forth in ICVM 567/15

(c)   In conformity with IAS 39 – Transaction Costs and Premiums on Issuance of Securities, transaction costs incurred on funding through issuance of new shares were recorded separately as a reduction to shareholders' equity

        19.3    Legal reserve

It is formed of 5% of net income for the fiscal year, in conformity with article 193 of Law no. 6,404/76, up to the limit of 20% of the capital.

For the period ended June 30, 2019, pursuant to paragraph 1 of article 193 of Law 6,404/76, the Company did not set up a legal reserve, as the capital reserve amount exceeded the percentage of 30% of capital.

        19.4    Dividends

The Company's Bylaws establishes a minimum dividend of 25%, calculated on annual net income, adjusted as provided by article 202 of Law 6,404/76.

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

20.  Provision for contingencies

The Group is defendant to judicial and administrative proceedings in various courts and governmental agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

At June 30, 2019, management, based on information provided by its legal advisors, keep a provision amounting to R$23,042 and, at December 31, 2018, amounting to R$10,960.

There are other lawsuits evaluated by legal advisors as being a possible risk in the amount of R$9,990 as of June 30, 2019 (R$10,986 as of December 31, 2018), for which no provision has been formed in view of the fact that the accounting practices adopted in Brazil do not require to be accounted for.

The possible contingencies of the acquired companies will be guaranteed by the former owners according to contracts of purchase and sale. The Group has sufficient amounts held to meet these commitments, classified under other receivables in the balance sheet, based on diligences carried out during the acquisition process.

Changes	Labor	Civil	Addition acquisition (*)	Total
Balance at December 31, 2018	1,358	1,022	8,580	10,960
Additions	2,875	607	10,297	13,779
Write-offs	(1,712)	(116)	-	(1,828)
Restatement	67	64	-	131
Balance at June 30, 2019	2,588	1,577	18,877	23,042

(*) Provision for contingent liabilities deriving from acquisitions of companies Itec, Único, DCG, Hiper and Millennium (amounts prior to acquisition date by Linx Sistemas)

21.  Net operating revenue

Below, we show the reconciliation between gross revenue and net operating revenues for the period:

	Six-month period ended		Three-month period ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Gross operating revenue
Subscription revenues	368,716	326,887	188,201	164,525
Consulting service revenues	52,770	48,925	30,794	29,365
	421,486	375,812	218,995	193,890

Sales deductions
PIS	(2,481)	(2,235)	(1,316)	(1,169)
COFINS	(11,447)	(10,318)	(6,069)	(5,398)
ISS	(9,351)	(8,225)	(4,703)	(4,218)
INSS (Social security)	(15,527)	(14,052)	(8,128)	(7,233)
Other	(2,823)	(2,151)	(1,664)	(1,096)
Cancellations and rebates	(10,401)	(9,676)	(4,464)	(4,031)
	(52,030)	(46,657)	(26,344)	(23,145)

	369,456	329,155	192,651	170,745

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

The Group does not have clients that individually represent more than 10% of revenues for the periods ended June 30, 2019 and 2018.

Table below presents geographical information as required by IFRS 8 – Operating segments:

	Geographical information
	June 30, 2019	June 30, 2018
Net revenue
Brazil	351,272	311,821
International	18,184	17,334
	369,456	329,155

Non-current assets
Brazil	2,594,531	1,605,480
International	30,841	22,805
	2,625,372	1,628,285

22.  Costs, expenses and other operating expense / income

	Six-month period ended		Three-month period ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Nature
Rentals	(1,012)	(8,361)	(984)	(4,101)
Commissions	(18,971)	(17,966)	(9,661)	(9,187)
Depreciation and amortization	(55,938)	(37,404)	(31,590)	(18,974)
Maintenance and preservation	(3,047)	(3,356)	(1,579)	1,289
Personnel	(178,077)	(146,109)	(90,117)	(74,638)
Advertising and publicity	(6,533)	(6,558)	(3,453)	(4,738)
Outsourced services	(34,643)	(30,177)	(19,729)	(19,829)
Travel and accommodation	(6,603)	(7,133)	(3,536)	(3,930)
Telecommunications expenses	(13,052)	(16,846)	(5,803)	(9,411)
IT expenses	(1,800)	(1,547)	(883)	(916)
Other income	16,949	8,168	8,825	164
Other	(16,981)	(11,524)	(9,730)	(5,294)

	(319,708)	(278,813)	(168,240)	(149,565)

Function
Cost of services rendered	(123,416)	(118,547)	(63,417)	(61,891)
Administrative and general expenses	(99,011)	(82,459)	(55,049)	(39,930)
Selling expenses	(71,406)	(50,650)	(36,081)	(28,591)
Research and developed	(38,485)	(34,256)	(20,113)	(18,049)
Other operating income (expenses)	12,610	7,099	6,420	(1,104)

	(319,708)	(278,813)	(168,240)	(149,565)

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

23.  Financial income (expenses)

	Six-month period ended		Three-month period ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Financial income
Asset interest	851	1,817	88	849
Interest on finance assets	12,503	13,198	6,351	5,513
Discounts obtained	144	196	71	180
Foreign-exchange gain	4,602	10,093	986	8,187
Other income	(1,031)	2,662	(711)	1,192

	17,069	27,966	6,785	15,921

Financial expenses
Liability interest	(4,670)	(158)	(3,764)	(85)
Interest on loans and financing	(3,549)	(4,159)	(1,245)	(2,308)
Discount granted	(4,500)	(5,586)	(2,087)	(2,757)
Foreign exchange loss	(11,279)	(8,471)	(8,023)	(6,143)
Tax on financial operations	(467)	(341)	(225)	(138)
Effect of IAS 29 update	(140)	-	398	-
Other expenses	(2,952)	(2,901)	(563)	(1,837)

	(27,557)	(21,616)	(15,509)	(13,268)

	(10,488)	6,350	(8,724)	2,653

24.  Financial risk management and financial instruments

The Group are exposed to the following risks from the use of financial instruments:

•        Credit risk

•        Liquidity risk

•        Market risk

•        Operating risk

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

        24.1    Credit risk

Credit risk is the possibility of financial loss to the Group if a client or a counterpart to a financial instrument fails to fulfill its contractual obligations arising mainly from trade accounts receivable and investments of its subsidiaries.

The exposure of the Group to credit risk is influenced, mainly, by the individual characteristics of each client. The Group established a credit policy whereby every new client has its credit capacity individually analyzed prior to the standard payment terms and conditions.

The Group has a very diversified client portfolio with low concentration level, and the largest customer accounts for only 2.3% of gross subscription revenue.

The Group sets an allowance for doubtful accounts that represents its estimate of losses incurred in relation to trade accounts receivable (See Note 8). The main component of this allowance is specific and related to significant individual risks.

On June 30, 2019, the Group’s maximum exposure to credit risk on cash and cash equivalents, financial assets and trade accounts receivable was:

(i)               Cash and cash equivalents and interest earning bank deposits

	June 30, 2019	December 31, 2018

Cash and cash equivalents (Note 6)	833,654	49,850
Interest earning bank deposits (Note 7)	291,758	413,374
	1,125,412	463,224

(ii)              Trade accounts receivable

	June 30, 2019	December 31, 2018

Trade accounts receivable, net (Note 6)	211,860	170,382
	211,860	170,382

        24.2    Liquidity risk

Liquidity risk is the risk of the Group encountering difficulties in performing the obligations associated with its financial liabilities that are settled with cash payments or with other financial assets. The approach of the Group in liquidity management is to guarantee, as much as possible, that it will always have sufficient liquidity to perform its obligations upon maturity, under normal and stress conditions, without causing unacceptable losses or with a risk of sullying the reputation of the Group.

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

The table below shows the maturity profile of the Group’s financial liabilities:

Operation	Up to 1 year	Up to 2 years	From 3 to 5 years	> 5 years	Total

Suppliers	14,660	-	-	-	14,660
Loans and financing (Note 14)	53,640	77,212	156,142	46,138	333,132
Payables for the acquisition of businesses - Earn Out (Note 16)	28,474	68,537	17,386	-	114,397
Payables for the acquisition of businesses – retained installments (Note 16)	17,994	2,661	13,470	-	34,125
Payables for the acquisition of businesses – Other (Note 16)	4,325	-	-	-	4,325
Other liabilities	24,884	3,407	-	-	28,291
	143,977	151,817	186,998	46,138	528,930

As amounts included in this table are non-discounted cash flows, they will not be reconciled to the amounts disclosed in the statement of financial position for payables for the acquisition of businesses.

Typically, the Group ensures that it has sufficient cash to cover expected operating expenses, including to comply with its financial obligations; this excludes the potential impact of extreme situations that cannot be reasonably foreseen, such as natural disasters.

        24.3    Market risk

Interest rate and inflation risk: Interest rate risk derives from debt portion indexed to TJLP, TLP, IPCA, IGPM, CDI and LIBOR, and from interest earning bank deposits in CDI, that may adversely affect financial income or expenses in case an unfavorable movement occurs in interest and inflation rates. This risk exposure as shown in the sensitivity analysis provided below.

        24.4    Operating risk

Operating risk is the risk of direct or indirect losses arising from different causes related to the processes, personnel, technology and infrastructure of the Group, and external factors, except credit, market and liquidity risks, as those arising from legal and regulatory requirements and from generally accepted corporate behavior standards. The objective of the Group is to manage the operating risk and the service quality risk in order to avoid sustaining financial losses and harming the reputation of the Group.

        24.5    Capital management

The policy of the Executive Board is to maintain a solid capital base to maintain the confidence of investors, creditors and market and the future development of the business. The Executive Board monitors returns on capital, which the Group defines as income (loss) from operating activities divided by total shareholders' equity. Executive Board also monitors the level of dividends to its shareholders.

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

        24.6    Financial instruments’ analysis

There is a comparison below, by class of book and fair value of the Group’s financial instruments:

		Carrying amount	Fair value	Carrying amount	Fair value
	Level	June 30, 2019	June 30, 2019	December 31, 2018	December 31, 2018

Financial assets
Cash and cash equivalents (Note 6)	2	833,654	833,654	49,850	49,850
Financial assets (Note 7)	2	291,758	291,758	413,374	413,374
Trade accounts receivable (Note 8)	2	211,860	211,860	170,382	170,382
Other receivables (Note 11)	2	48,527	48,527	50,620	50,620
Total		1,385,799	1,385,799	684,226	684,226

Financial liabilities
Suppliers	2	14,660	14,660	13,623	13,623
Loans and financing (Note 14)	2	333,132	333,132	249,981	249,981
Accounts payable for the acquisition of businesses (Note 16)	3	142,002	142,002	112,487	112,487
Other liabilities	2	28,291	28,291	10,307	10,307
Total		518,085	518,085	386,398	386,398

Amounts of these instruments recognized in the statement of financial position do not significantly differ from their fair values.

•        Trade accounts receivable and suppliers approximate their respective carrying amounts mostly due to the short-term maturity of these instruments.

•        Loans and financing and payables for the acquisition of businesses are contractually restated and represent the balance to be paid on the date of settlement of the contractual obligations.

Financial instruments per category:

		June 30, 2019		December 31, 2018
	Level	Fair value through profit or loss	Amortized cost	Fair value through profit or loss	Amortized cost
Financial assets
Cash and cash equivalents (Note 6)	2	-	833,654	-	49,850
Financial assets (Note 7)	2	291,758	-	413,374	-
Trade accounts receivable (Note 8)	2	-	211,860	-	170,382
Other receivables (Note 11)	2	-	48,527	-	50,620
		291,758	1,094,041	413,374	270,852
Financial liabilities
Suppliers	2	-	14,660	-	13,623
Loans and financing (Note 14)	2	-	333,132	-	249,981
Accounts payable for the acquisition of businesses (Note 16)	3	-	142,002	-	112,487
Other liabilities	2	-	28,291	-	10,307
		-	518,085	-	386,398

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

        24.7    Fair value hierarchy

The Company applies the following hierarchy to determine the fair value of financial instruments:

• Level 1 — Prices quoted (not adjusted) in active markets for identical assets and liabilities

• Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

• Level 3 — Valuation techniques for which the lowest level input that is significant to fair the value measurement is unobservable.

The Company uses appropriate valuation techniques with the aid of enough data available to measure fair value, maximizing the use of relevant observable data and minimizing the use of unobservable data.

Quantitative disclosures of the fair value hierarchy as of December 31, 2018:

	Total	Prices quoted in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)

Assets measured at fair value
Financial assets at fair value
Financial investments (Note 7)	413,374	-	413,374	-

Liabilities measured at fair value
Financial liabilities at fair value
Loans and financing (Note 14)	249,981	-	249,981	-
Accounts payable for the acquisition of subsidiaries (Note 16)	112,487	-	942	111,545

Quantitative disclosures of the fair value hierarchy as of June 30, 2019:

	Total	Prices quoted in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)

Assets measured at fair value
Financial assets at fair value
Financial investments (Note 7)	291,758	-	291,758	-

Liabilities measured at fair value
Financial liabilities at fair value
Loans and financing (Note 14)	333,132	-	333,132	-
Accounts payable for the acquisition of subsidiaries (Note 16)	142,002	-	4,325	137,677

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

The Company uses appropriate valuation techniques with the aid of enough data available to measure fair value, maximizing the use of relevant observable data and minimizing the use of unobservable data.

        24.8    Sensitivity analysis for financial assets and liabilities

Main risks related to the Group’s transactions are linked to TJLP, TLP, CDI, IPCA, IGPM, IPC, SELIC and LIBOR change for BNDES financing and payables for the acquisition of businesses, and to CDI for interest earning bank deposits.

The investments with CDI are recorded at market value, according to quotations announced by the respective financial institutions and the others mainly refer to bank deposit certificates. Therefore, the recorded value of these securities does not differ from the market value.

In order to check the sensitivity of the indexer of interest earning bank deposits to which the Company was exposed to at June 30, 2019, we defined three scenarios for the risk of decrease in CDI. The June 2019 index, which was 6.40% (6.40% as of December 31, 2018), was defined as probable scenario; based thereon, 25% and 50% scenarios were defined.

Operation	Balance at June 30, 2019	Risk	Scenario I (probable)	Scenario II	Scenario III

Interest earning bank deposits	291,758	CDI decr.	6.40%	4.80%	3.20%
Financial revenue			18,673	14,004	9,336

In order to analyze sensitivity of debt indexes, to which the Group is exposed at June 30, 2019, three different scenarios were defined for the risk of increase in such indexes. This was based on TJLP, TLP, IPCA, IPC, IGPM, CDI and SELIC amounts in effect at June 30, 2019, available at CETIP, IBGE, Central Bank of Brazil, FGV, among others. Accordingly, a probable scenario was defined for 2019, based on which, 25% and 50% differences were calculated.

For each scenario the Group calculated the gross financial expense, not taking into account the taxes levied and the flow of maturities for each contract scheduled for 2019. The base date used for financings was June 30, 2019, projecting indices for one year and verifying their sensitivity in each scenario.

Operation	Balance at June 30, 2019	Risk	Scenario I (probable)	Scenario II	Scenario III

Financings – BNDES	333,132	TJLP incr.	20,854	26,084	31,281
Rate subject to change			6.26%	7.83%	9.39%

Payables for the acquisition of businesses	8,037	IGPM incr.	353	441	530
Rate subject to change			4.39%	5.49%	6.59%

Payables for the acquisition of businesses	3,192	CDI incr.	204	255	306
Rate subject to change			6.40%	8.00%	9.60%

Payables for the acquisition of businesses	29,770	IPCA incr.	267	335	400
Rate subject to change			2.23%	2.79%	3.34%

Payables for the acquisition of businesses	29,770	R$ decr.	1,140	1,426	1,712
Rate subject to change			3.83%	4.79%	5.75%

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

25.  Earnings per share

(a)    Basic earnings per share

Basic earnings per share is calculated by dividing profit attributable to the Group‘s shareholders by the weighted average number of common shares, as follows:

	June 30, 2019	June 30, 2018

Net income for the period	29,648	44,800
Weighted average of shares	160,323,577	165,101,643
Basic earnings per share - (in reais)	0.1849	0.2713

(b)    Diluted earnings per share

Diluted profit per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares. The Group has a Stock Option Plan that provides for the granting of 4,060,627 stock options with the Plan’s total dilutive potential being represented by 920,545 stock options, including initial granting.

	June 30, 2019	June 30, 2018

Net income for the period	29,648	44,800
Weighted average number of shares (*)	170,558,168	167,302,172
Diluted earnings per share (in reais)	0.1738	0.2678

(*) Post-stock-split amounts at June 13, 2016

26.  Share-based payment (stock option)

On January 22, 2019, the Board of Directors approved a grant of restricted shares totaling 1,011,846 shares, of which 183,286 for the members of the statutory executive board, 303,560 for employees and 525,000 referring to the "Extraordinary Program of Restricted  Shares Linx Pay Hub", at a fair value of R$28.31 (market price at the date of grant), subject to adjustments deriving from stock split, grouping and bonus, and also adjusted for possible dividend and/or interest on equity payment. These restricted shares vest 100% at the end of four years.

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

On April 2, 2019, the Board of Directors approved the grant of restricted shares, totaling 28,425 shares, for Hiper employees.

On May 13, 2019, the Board of Directors approved the granting of deferred shares, totaling 1,970,490, of which 1,125,000 for members of the statutory board Linx Pay Hub, 37,500 for Linx Pay Hub employees, 798,000 for "Extraordinary Program of Linx Pay Hub Core Deferred Shares" and 9,990 Deferred Shares to the Company's Independent Directors at a fair value of R$29.69.

Changes in stock option plans are as follows:

	Stock option
	Number of outstanding shares	Weighted average price (in Reais)
December 31, 2018[1]	946,123	16.41
Exercised	(25,578)	14.15
June 30, 2019[2]	920,545	16.41

1 As of December 31, 2018, 196,554 stock options were vested.

2 As of June 30, 2019, 370,329 stock options were vested.

Changes in restricted shares are as follows:

	Restricted shares
	Number of outstanding shares	Weighted average price (in Reais)
December 31, 2018[1]	1,033,868	18.55
Granted	1,011,846	28.31
Canceled	(20,887)	32.10
March 31, 2019[1]	2,024,827	22.70
Granted	1,998,915	29.69
Canceled	(29,772)
June 30, 2019[1]	3,993,970

1 There were no vested Restricted Shares by the year ended December 31, 2018, neither for the period ended June 30, 2019.

Linx S.A.

Notes to interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian reais, except when otherwise indicated)

The expense related to share-based compensation in the period ended June 30, 2019 is R$ 11,341 (R$ 723 as of June 30, 2018) recorded in the statement of income as payroll expenses. This effect did not impact the Company’s cash.

The accumulated balance in shareholders’ equity presented in the capital reserve under “stock option plan” in the period ended June 30, 2019 is R$ 26,094 (R$ 16,104 as of December 31, 2018).

27.  Subsequent event

        27.1    Acquisition of equity interest - BlackRock

Linx SA ("Linx" or "Company"), announced the receipt of the notice from BlackRock, Inc. ("BlackRock"), informing the acquisition of the stake corresponding to 5.25% of the Company's capital stock, of which 8,038,746 (eight million, thirty-eight thousand, seven hundred and forty-six) common shares and 1,911,570 (one million, nine hundred and eleven thousand, five hundred and seventy) American Depository Receipts ("ADRs") totaling 9,950,316 million (nine hundred and fifty thousand, three hundred and sixteen) as a consequence of the recent acquisition of common shares of the Company in stock exchange operations.

The acquisition of the shareholding made by BlackRock does not change the composition of the share control or the administrative structure of the Company, since the participation does not have the right to vote on the purchase and sale of securities issued by the Company.

        27.2    Reduction of ownership interest - BNDESPAR

Linx S.A. ("Linx" or "Company"), informed of the receipt of the communication from BNDES Participações S.A. ("BNDESPAR"), informing that it reached a participation corresponding to 0.00% of the Company's capital stock, as a consequence of the recent sale of common shares of the Company in the scope of the Primary and Secondary Public Offering of Common Shares Issued by Linx S.A.

Alberto Menache Chief Executive Officer	Pedro Holmes Monteiro Moreira Chief Financial Officer

Eloisa Moraes Souza de Oliveira

Chief Accounting Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2019

Linx S.A.

By: /s/ Alexandre Kelemen

Name: Alexandre Kelemen

Title: Investor Relations Officer